UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to

Commission file number 001-13643

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONEOK, Inc.

100 West Fifth Street

Tulsa, Oklahoma 74103

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Profit Sharing Plan:

Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm

Statement of Net Assets Available for Benefits—December 31, 2005

Statement of Changes in Net Assets Available for Benefits—December 31, 2005

Notes to Financial Statements, December 31, 2005

Schedule H, Line 4i—Schedule of Assets (Held at End of Year), December 31, 2005

Exhibits

23 – Consent of Independent Registered Public Accounting Firm

PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2005

(With Report of Independent Registered Public Accounting Firm)

PROFIT SHARING PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

ONEOK, Inc. Benefit Plan Committee

Profit Sharing Plan

Tulsa, Oklahoma

We have audited the accompanying statement of net assets available for benefits of the Profit Sharing Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Profit Sharing Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD LLP

Tulsa, Oklahoma

June 2, 2006

PROFIT SHARING PLAN

Statement of Net Assets Available for Benefits

December 31, 2005

(In thousands)

2005
Investments, at fair value:
Money market funds	$501
Mutual funds	41
Common stock of ONEOK, Inc.	16

Net assets available for benefits	$558

See accompanying notes to financial statements.

PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

(In thousands)

2005
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments (Note 3)	$(1)

Contributions:
Employer	561

Total additions	560

Deductions to net assets attributed to:
Benefits paid directly to participants	2

Net increase in net assets available for benefits	558
Net assets available for benefits, beginning of period	—

Net assets available for benefits, end of period	$558

See accompanying notes to financial statements.

Notes to Financial Statements

(1)	Description of Plan

A brief description of the Profit Sharing Plan (the Plan) follows and is provided for general information only. Participants should refer to the full text of the Plan document for more complete information.

(a)	General

The Plan is administered by ONEOK, Inc. (the Company) and is provided for the benefit of its employees. The Plan is a defined contribution plan which covers nonbargaining unit employees hired on or after January 1, 2005 and certain employees who elected to terminate participation in the Retirement Plan for Employees of ONEOK, Inc. and Subsidiaries and participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Participation and Contributions

An employee may begin participation on the first day of the month following employment. There is no minimum service or age requirement.

The Company may, and generally expects to, make a contribution to the Plan each calendar quarter that will result in an allocation to the participant’s Plan account equal to one percent of the participant’s compensation for that quarter. The Company may also make an additional discretionary contribution to the Plan at year-end. The Plan does not provide for any contributions to be made by participants.

For 2005, the limit on the total amount of contributions to the Plan for each participant is the lesser of 100 percent of the participant’s base earnings or $42,000.

The Plan contains a power of choice feature for dividends paid on ONEOK, Inc. common stock held in a participant’s account. Participants holding ONEOK, Inc. common stock in their Plan account have the option to receive 100 percent of the dividend in cash, receive 50 percent of the dividend in cash and 50 percent of the dividend reinvested in ONEOK, Inc. common stock, or reinvest 100 percent of the dividend in ONEOK, Inc. common stock. Dividends reinvested are considered pre-tax contributions, but are not subject to Plan limits or limits under applicable rules of the Internal Revenue Service (IRS).

(c)	Participant Accounts

Participants have the right to designate the investment of their account balances. If no investment option is elected by a participant, the funds are invested in the American Performance U.S. Treasury Fund. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is one percent, and whole increments of one percent must be used.

Participants may direct the sale or other disposition of securities in their account and may change their investment instructions to the Trustee of the Plan (Plan Trustee) on a daily basis except during scheduled blackout periods. Neither the Company nor the Plan Trustee guarantees the value of the investments nor do they indemnify any participant against any loss that may result from such investments.

If a participant is an officer or an employee in one of certain designated work groups (regardless of the level of position), the participant must pre-clear all trading activity in their Plan account which involves ONEOK, Inc. common stock. For these employees, there are trading windows – periods during which the participant can buy or sell ONEOK, Inc. common stock – during the year. Generally, these windows begin three days after the public release of quarterly or annual financial results for ONEOK, Inc. and continue for 30 business days. Public release of quarterly financial results is by means of an ONEOK, Inc. press release, which is generally made during the last week of the first month or the first week of the second month following the end of a calendar quarter. Public disclosure of annual financial results is by means of an ONEOK, Inc. press release which is generally made during the last week of the second month following the end of the calendar year.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant’s account. The cost charged to a participant’s account for ONEOK, Inc. common stock purchased is the average cost for all such common stock purchased during the day by the Plan. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities by the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale.

(d)	Vesting

Company contributions to the account of a participant and income and earnings, if any, attributable to the account of the participant are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through decline in value of investments).

(e)	Distributions and Withdrawals

In general, the Plan provides that no Company contributions or earnings may be withdrawn by or distributed to a Plan participant during active employment, except for the power of choice option for dividend earnings described in Note (1)(b). The Plan does not provide for hardship distributions or Plan participant loans during active employment.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:

1.	the participant retires or otherwise terminates employment with the Company;

2.	the participant dies;

3.	the Plan is terminated; or

4.	the Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account (as long as the participant’s request is made within 90 days of the effective date of the modification).

If a participant retires or otherwise terminates employment with the Company, and the total account balance is more than $5,000, the participant may leave the balance in the Plan, elect to make a direct rollover from the Plan to another employer’s qualified retirement plan or an Individual Retirement Account (IRA), or to receive a single lump sum payment from the Plan as soon as administratively possible after leaving the Company. Such participant who leaves the balance in the Plan may elect to defer distribution of the account until a later date but not beyond April 1 of the calendar year following the calendar year the participant attains age 70  1/2 at which time a distribution of the full account is required. If the participant’s account balance does not exceed $5,000, then the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or IRA.

(f)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant would receive distribution of the entire balance of his/her Plan account.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Dividend income is recorded as of the ex-dividend date and is allocated to participants’ accounts on the date of payment.

The Plan provides for investments in various investment securities which, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(c)	Administrative Costs

The Company pays all costs and expenses for administering the Plan, including expenses of the ONEOK, Inc. Benefit Plan Committee and fees and expenses of the Plan Trustee, except for brokerage commissions, investment management fees and transfer taxes applicable to investment of securities or investments acquired or sold for a participant’s account. The costs incurred by the Company will not be reimbursed by the Plan.

(d)	Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)	Income Taxes

The Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 (the Code). The Plan trust is exempt from federal income tax under the provisions of Section 501(a) of the Code. The Plan received a favorable determination letter from the IRS dated September 29, 2005, stating that the Plan was in compliance with the applicable requirements of the Code.

(f)	Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the

Company, which is the Plan Administrator, relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)	Investments

The following table presents the fair values of individual investments that represent five percent or more of the Plan’s net assets at December 31, 2005 (in thousands):

2005
American Performance U.S. Treasury Fund	$501

The following table presents the net appreciation (depreciation) in fair value for each class of investment which had net appreciation (depreciation) for the year ended December 31, 2005 (in thousands):

2005
Mutual funds	$3
Common stock of ONEOK, Inc.	(4)

Net appreciation	$(1)

Schedule 1

PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2005

(In thousands, except shares)

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)

Party-in- Interest Identification	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value Cost	Cost	Current Value
*	American Performance U.S. Treasury Fund	Money Market Fund - 500,532 shares	**	$501
	Fidelity Advisor Diversified Intl. Fund	Mutual Fund - 316 shares	**	7
	Fidelity Balanced Fund	Mutual Fund - 422 shares	**	8
	Laudus Rosenberg U.S. Discovery Fund	Mutual Fund - 468 shares	**	8
	Vanguard Primecap Fund	Mutual Fund - 97 shares	**	6
	Vanguard Windsor Fund	Mutual Fund - 74 shares	**	4
	Vanguard Institutional Index Fund	Mutual Fund - 34 shares	**	4
	PIMCO Total Return Fund	Mutual Fund - 362 shares	**	4
*	ONEOK, Inc.	Common stock - 613 shares	**	16

				$558

*	Party-in-interest
**	This column is not applicable to participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Profit Sharing Plan

ONEOK, Inc.

Date:	June 22, 2006	By:	/s/ Jim Kneale
Jim Kneale
Executive Vice President -
Finance and Administration and
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT

23	Consent of Independent Registered Public Accounting Firm